Exhibit 99.85

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THIS AGREEMENT, THE INDEBTEDNESS EVIDENCED HEREBY, AND THE RELATED GUARANTEES ARE AND SHALL AT ALL TIMES BE AND REMAIN SUBORDINATED IN RIGHT OF PAYMENT TO THE EXTENT AND IN THE MANNER SET FORTH IN THAT CERTAIN SUBORDINATION AGREEMENT (THE “SUBORDINATION AGREEMENT”), DATED AS OF JULY 21, 2025, BY AND AMONG TITAN MINING CORPORATION, AUGUSTA INVESTMENTS INC., THE GUARANTORS NAMED THEREIN AND EXPORT-IMPORT BANK OF THE UNITED STATES, AS SUCH SUBORDINATION AGREEMENT MAY BE AMENDED FROM TIME TO TIME, TO THE PRIOR PAYMENT IN FULL OF ALL SECURED OBLIGATIONS (AS DEFINED THEREIN). THE LIEN AND SECURITY INTEREST SECURING THIS AGREEMENT, THE INDEBTEDNESS EVIDENCED HEREBY, AND THE RELATED GUARANTEES, THE EXERCISE OF ANY RIGHT OR REMEDY WITH RESPECT THERETO, AND CERTAIN OF THE RIGHTS OF THE HOLDER HEREOF ARE SUBJECT TO THE PROVISIONS OF THE SUBORDINATION AGREEMENT. IN THE EVENT OF ANY CONFLICT BETWEEN THE TERMS OF THE SUBORDINATION AGREEMENT AND THIS AGREEMENT, THE TERMS OF THE SUBORDINATION AGREEMENT SHALL GOVERN AND CONTROL.

CREDIT AGREEMENT

DATED AS OF JULY 21, 2025

Between:

TITAN MINING CORPORATION

as Borrower

- and -

1100951 B.C. LTD.,

TITAN MINING (US) CORPORATION,

BALMAT HOLDING CORP. and

EMPIRE STATE MINES, LLC

1077615 US LLC

as Guarantors

- and -

AUGUSTA INVESTMENTS INC.

as Lender

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	1

Definitions	1
Extended Meanings	11
Interpretation Not Affected by Headings	13
Statute References	14
Permitted Encumbrance	14
Currency	14
Use of the Words “Best Knowledge”	14
Non-Business Days	14
Governing Law	14
Paramountcy	15
Enurement	15
Interpretation	15
Time of Essence	15

ARTICLE 2 THE FACILITY	15

The Facility	15
Non-Revolvement	15
Term	15
Interest	15
Computations	16
No Set-off	16
Maximum Return	16
Time and Place of Payments	16
Record of Payments	16

ARTICLE 3 PREPAYMENT	17

Voluntary Prepayment	17
Mandatory Prepayments of the Facility	17

ARTICLE 4 SECURITY	18

Security Documents	18
Registration of the Security	18

ARTICLE 5 CONDITIONS PRECEDENT	18

Conditions Precedent to Closing	18
Waiver	19

ARTICLE 6 REPRESENTATIONS AND WARRANTIES	19

Representations and Warranties of the Credit Parties	19
Acknowledgement	24

ARTICLE 7 COVENANTS OF THE BORROWER	24

General Covenants	24
Negative Covenants of the Credit Parties	26
Compliance with Other Agreements	27
Continued Listing	27
To Pay Lender’s Fees and Expenses	27

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Comply with Continuous Disclosure Obligations	28
To Pay Additional Amounts	28
Further Assurances	28
Lender May Perform Covenants	28
ARTICLE 8 DEFAULT AND ENFORCEMENT	28

Events of Default	28
Acceleration on Default	30
Waiver of Default	30
Enforcement by the Lender	31
Application of Moneys	31
Persons Dealing with Lender	31
Lender Appointed Attorney	32
Remedies Cumulative	32

ARTICLE 9 NOTICES	32

Notice to the Borrower	32
Notice to the Lender	32
Waiver of Notice	32

ARTICLE 10 INDEMNITIES	33

General Indemnity	33
Environmental Indemnity	33
Action by Lender to Protect Interests	34

ARTICLE 11 MISCELLANEOUS	34

Amendments and Waivers	34
No Waiver; Remedies Cumulative	34
Survival	34
Benefits of Agreement	35
Binding Effect; Assignment; Syndication	35
Judgment Currency	35
Entire Agreement	35
Payments Set Aside	36
Severability	36
Counterparts and facsimile	36

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CREDIT AGREEMENT

THIS AGREEMENT made as of the 21st day of July, 2025

BETWEEN:

TITAN MINING CORPORATION, a corporation organized and existing under the laws of British Columbia

(hereinafter referred to as the “Borrower”)

AND:

1100951 B.C. LTD., TITAN MINING (US) CORPORATION, BALMAT HOLDING CORP., EMPIRE STATE MINES, LLC and 1077615 US LLC

(hereinafter referred to as the “Guarantors“)

AND:

AUGUSTA INVESTMENTS INC., a corporation organized and existing under the laws of British Columbia

(hereinafter referred to as the “Lender”)

WHEREAS the Borrower has requested, and the Lender has agreed, to establish a $16,500,000 principal amount subordinate secured credit facility on and subject to the terms and conditions herein set forth.

NOW THEREFORE THIS CREDIT AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties, the parties agree as follows:

ARTICLE 1

INTERPRETATION

Definitions

1.1	In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

“Advance” means an advance of the Facility contemplated herein;

“Affiliate” has the meaning given thereto in the Securities Act;

“Agreement”, “this Agreement”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this credit agreement and not to any particular Article, section, subsection, paragraph, clause, subdivision or other portion hereof, and include any and every supplemental Agreement; and the expressions “Article”, “Section”, “subsection” and “paragraph” followed by a number mean and refer to the specified Article, section, subsection or paragraph of this Agreement;

“Amount” or “Amount Payable” includes the principal amount Advanced or deemed to be Advanced and any other amount payable hereunder or under any of the Facility Documents;

“Applicable Law” means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and also includes any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

“Applicable Securities Legislation” means all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other applicable regulatory instruments of the securities regulatory authorities in any of the Reporting Jurisdictions and such other jurisdictions as may be agreed to between the Borrower and the Lender;

“Authorization” means any authorization, consent, approval, resolution, licence, permit, concession, exemption, filing, notarization or registration;

“Borrower” means Titan Mining Corporation, a corporation organized and existing under the laws of British Columbia, and its successors and permitted assigns;

“Borrower’s Auditors” means, at any time, a firm of chartered accountants duly appointed as auditors of the Borrower;

“Business Day” means any day other than Saturday, Sunday or a statutory holiday when banks are not open in Toronto, Ontario or Vancouver, British Columbia;

“Capital Lease” means, with respect to a Person, a lease or other arrangement in respect of personal property that is required to be classified and accounted for as a capital lease obligation on a balance sheet of the Person in accordance with IFRS;

“Capital Lease Obligation” means, with respect to a Person, the obligation of the Person to pay rent or other amounts under a Capital Lease and for the purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date as determined in accordance with IFRS;

“Certificate of the Borrower” means an instrument signed in the name of the Borrower and without personal liability by any Director or senior officer of the Borrower, certifying the matters specified therein;

“Change of Control” means the occurrence of any of the following events:

(a)	any person or group of persons “acting in concert” (as contemplated by the Securities Act and as interpreted by Applicable Law), shall at any time have acquired or otherwise result in holding or controlling direct or indirect beneficial ownership of Voting Shares of the Borrower having attributed to it 50% or more of the outstanding votes attached to all of the issued and outstanding Voting Shares of the Borrower

(b)	there is a report filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as such term is defined in Section 1.1 of Multilateral Instrument 62-104), other than the Borrower or any Subsidiary of the Borrower, has acquired beneficial ownership (within the meaning of the Securities Act) of, or the power to exercise control or direction over, or securities convertible into, any Voting Shares of the Borrower, that together with the offeror’s securities (as such term is defined in Section 1.1 of Multilateral Instrument 62-104) in relation to the Voting Shares of the Borrower, would constitute Voting Shares of the Borrower representing more than 20% of the total voting power attached to all Voting Shares of the Borrower then outstanding;

(c)	there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Borrower (1) in which the Borrower is not the continuing or surviving corporation or (2) pursuant to which any Voting Shares of the Borrower would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the Borrower in which the holders of the Voting Shares of the Borrower immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 20% of the Voting Shares of the continuing or surviving corporation immediately after such transaction; or

(d)	any Person or group of Persons shall succeed in having a sufficient number of its nominees elected as Directors of the Borrower such that such nominees, when added to any existing Directors after such election who was a nominee of or is an Affiliate or related Person of such Person or group of Persons, will constitute a majority of the Directors;

“Commitment” means all Advances made by the Lender to the Borrower, in the aggregate principal amount of $16,500,000, in accordance with this Agreement;

“Common Shares” means common shares in the capital of the Borrower as such shares exist at the close of business on the Documentary Closing Date;

“Constating Documents” means (i) with respect to a corporation, its articles of incorporation, amalgamation or continuance, or constitution, or other similar documents by which it is established under its governing corporate legislation as a corporation, and its by-laws, if any, and (ii) with respect to any other Person which is an artificial body other than a corporation, the organization and governance documents of such Person; in each case as amended and supplemented from time to time;

“Contingent Liabilities” means, with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or other, to provide funds for payment, to supply funds to, or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person or guarantees the payment of dividends or other distributions upon the shares of any Person. The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the obligation, debt or other liability to which the contingent liability is related;

“Corporations Act” means the Business Corporations Act (British Columbia);

“Credit Parties” means collectively, the Borrower and the Guarantors, and “Credit Party” means any one of them;

“Current Assets” means, at any time, all current assets on the consolidated balance sheet of the Borrower, determined as of such time in accordance with IFRS;

“Current Liabilities” means, at any time, all current liabilities on the consolidated balance sheet of the Borrower, determined as of such time in accordance with IFRS;

“Default” means an Event of Default or any event or circumstance specified in Section 8.1 hereof which would (with the expiry of a grace period, the giving of notice or the making of any determination or any combination of any of the foregoing) be an Event of Default;

“Director” means a director of the Borrower for the time being and “Directors” means the board of directors of the Borrower or, whenever duly empowered, a committee of the board of directors of the Borrower, and reference to action by the Directors means action by the directors as a board or action by such a committee of the board as a committee;

“Disclosure Record” means all information circulars, prospectuses (including preliminary prospectuses), annual information forms, offering memoranda, financial statements, material change reports and news releases filed by the Borrower with the Exchange and all securities regulatory authorities in each Reporting Jurisdiction during the 24 months preceding the date hereof;

“Documentary Closing Date” means July 21, 2025;

“Environmental Laws” means all federal, provincial, state, municipal, county, local and other laws, statutes, codes, ordinances, by-laws, rules, regulations, policies, guidelines, certificates, approvals, permits, consents, directions, standards, judgments, orders and other Authorizations, as well as common law, civil law and other jurisprudence or authority, in each case, domestic or foreign, having the force of law at any time relating in whole or in part to any Environmental Matters and any permit, order, direction, certificate, approval, consent, registration, licence or other Authorization of any kind held or required to be held in connection with any Environmental Matters;

“Environmental Matters” means:

(a)	any condition or substance, heat, energy, sound, vibration, radiation or odour that may affect any component of the earth and its surrounding atmosphere or affect human health or any plant, animal or other living organism; and

(b)	any waste, toxic substance, contaminant or dangerous good or the deposit, release or discharge of any thereof into any component of the earth and its surrounding atmosphere;

“Event of Default” has the meaning attributed to such term in Section 8.1 hereof; “Exchange” means the Toronto Stock Exchange, and each successor thereto; “Exercise Price” has the meaning attributed to such term in Section 2.9 hereof; “Facility” has the meaning attributed to such term in Section 2.1 hereof;

“Facility Documents” means this Agreement, the Security Documents, and all other certificates, instruments, notices and documents delivered or to be delivered by the Credit Parties hereunder or thereunder, each as amended, modified, supplemented, restated or replaced from time to time;

“Facility Indebtedness” means all present and future debts, liabilities and obligations of the Borrower and the Guarantors to the Lender under and in connection with this Agreement and all other Facility Documents, including all Amounts Payable and all fees and other money payable or owing from time to time pursuant to the terms of this Agreement or any of the Facility Documents;

“Financial Instrument Obligations” means, with respect to any Person, obligations arising under:

(a)	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is interest rates or the price, value or amount payable thereunder is dependent or based upon interest rates or fluctuations in interest rates in effect from time to time (but excluding non-speculative conventional floating rate indebtedness);

(b)	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

(c)	any agreement for the making or taking of any commodity (including gold, coal, natural gas, oil and electricity), swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is any commodity or the price, value or amount payable thereunder is dependent or based upon the price or fluctuations in the price of any commodity;

or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing, in each case to the extent of the net amount due or accruing due by the Person under the obligations determined by marking the obligations to market in accordance with their terms;

“Governmental Authority” means each national, state, provincial, county, municipal or other such governmental or public authority, including their authorized administrative bodies, courts, tribunals, commissions and agents, which have legal jurisdiction over a Person or a matter relevant to this Agreement;

“Guarantors” means, collectively, 1100951 B.C. Ltd., Titan Mining (US) Corporation, Balmat Holding Corp., Empire State Mines, LLC and 1077615 US LLC and their respective successors and permitted assigns, and “Guarantor” means either one of them;

“Hazardous Materials” has the meaning attributed to such term in Section 6.1(u) hereof;

“IFRS” means international financial reporting standards, approved by the International Accounting Standards Board or any successor thereto (“IASB”), as at the date on which any calculation or determination is required to be made, provided that, in accordance with such international financial reporting standards, where the IASB includes a recommendation concerning the treatment of any accounting matter, such recommendation shall be regarded as the only international financing reporting standard;

“Indebtedness” means, with respect to a Person, without duplication:

(a)	all obligations of the Person for borrowed money, including debentures, notes or similar instruments and other financial instruments and obligations with respect to bankers’ acceptances and contingent reimbursement obligations relating to letters of credit;

(b)	all Financial Instrument Obligations of the Person;

(c)	all Capital Lease Obligations and Purchase Money Obligations of the Person;

(d)	all obligations to pay the deferred and unpaid purchase price of property or services, which purchase price is due and payable more than six months after the date of placing such property or service or taking delivery at the completion of such services;

(e)	all Indebtedness of any other Person secured by a Security Interest on any asset of the Person;

(f)	all obligations to repurchase, redeem or repay any Common Shares or any other shares of the Borrower that fall due prior to the Maturity Date; and

(g)	all Contingent Liabilities of the Person with respect to obligations of another Person if such obligations are of the type referred to in paragraphs (a) to (f) above;

“Indemnified Parties” has the meaning attributed to such term in Section 10.1(a) hereof;

“Lender” means Augusta Investments Inc., a British Columbia company and every successor Person thereto and assignee;

“Lender’s Counsel” means any law firm selected by the Lender and, at any time, any other legal counsel retained by the Lender in the relevant jurisdiction to the matter in question;

“Material Adverse Effect” means, when used with reference to any event or circumstance, any event or circumstance which has, had, or could reasonably be expected to have a material adverse effect on:

(a)	the business, operations, prospects, results of operations, assets, liabilities (contingent or otherwise), capitalization, condition (financial or otherwise) or cash flows of the Credit Parties, taken as a whole;

(b)	the ability of the Credit Parties taken as a whole to perform their obligations when due under this Agreement or any of the other Facility Documents;

(c)	the validity or enforceability of this Agreement or any other Facility Document; or

(d)	the perfection or priority of any Security Interest granted pursuant to the Security Documents or any of the rights or remedies of the Lender thereunder or under any other Facility Document;

“Material Contract” means any Project Document which (i) is prudent or necessary for the continuing operation and development of the Project, and (ii) the performance of which involves consideration in excess of $3,500,000.00;

“Maturity Date” means December 31, 2028, unless all Indebtedness is repaid prior to that date pursuant to the terms of Section 3.2 or Section 3.3 hereof;

“Model” means the Borrower’s mine plan for the Project and related financial model, as delivered and accepted by the Lenders on or before the Documentary Closing Date;

“Obligations” means, without duplication, with respect to a Person, all items which, in accordance with IFRS, would be included as liabilities on the liability side of the balance sheet of the Person and all Contingent Liabilities of the Person;

“Permitted Disposal” means any sale, lease, license, transfer or other disposal:

(a)	made by a Credit Party to another Credit Party, provided that if the disposing Credit Party had granted a Security Interest in favour of the Lender over the asset or property subject to such disposal, equivalent security over such asset or property shall be granted in favour of the Lender by the acquiring Credit Party, subject to prior written consent from the Senior Lender;

(b)	that is contemplated under Article 3 and in respect of which all or part of the proceeds will be paid to the Lender in accordance with the terms of that Article and this Agreement;

(c)	of obsolete or redundant vehicles, plant and equipment for cash;

(d)	made with the prior written consent of the Lender and Senior Lender;

(e)	of fixed assets where the proceeds of disposal are used to purchase replacement assets comparable or superior as to type, value and quality; and

(f)	of assets (other than shares) for cash where the net consideration receivable (when aggregated with the net consideration receivable for any other sale, lease, license, transfer or disposal not allowed under paragraphs (a) to (d) above) does not exceed $1,000,000;

“Permitted Encumbrances” means, with respect to any Credit Party, any of the following:

(a)	Security Interest granted pursuant to the Security Documents and Senior Credit Documents;

(b)	any Security Interest or deposit under workers’ compensation, social security or similar legislation or in connection with bids, tenders, leases or contracts or to secure related public or statutory obligations, surety and appeal bonds where required by law;

(c)	any Security Interest imposed pursuant to statute such as builders’, mechanics’, materialman’s, carriers’, warehousemen’s and landlords’ liens and privileges, in each case, which relate to obligations not yet due or delinquent or, if due or delinquent, which the Credit Party is contesting in good faith if such contest will involve no material risk of loss of any material part of the property of any Credit Party;

(d)	any Security Interest for Taxes, assessments, unpaid wages or governmental charges or levies for the then current year, or not at the time due and delinquent or the validity of which is being contested at the time in good faith;

(e)	any right reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant, claim or permit held or acquired by any Credit Party, or by any statutory provision, to terminate the lease, licence, franchise, grant, claim or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(f)	any Security Interest created or assumed by any Credit Party arising in the ordinary course of business and for amounts not overdue or for amounts contested in good faith and in appropriate proceedings and for which the relevant Credit Party has established adequate reserves (including purchase-money liens and retention of title arrangements in favour of suppliers);

(g)	any Security Interest created or assumed by any Credit Party in favour of a public utility or Governmental Authority (whether directly or indirectly) when required by the utility or Governmental Authority in connection with the operations of such Credit Party that do not in the aggregate materially detract from the value of any of the Secured Assets or materially impair their use in the operation of the business of such Credit Party;

(h)	any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Authority;

(i)	any applicable municipal and other Governmental Authority restrictions affecting the use of land or the nature of any structures which may be erected thereon, any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the use of real property by any Credit Party, or title defects, encroachments or irregularities, that do not in the aggregate materially detract from the value of the property or materially impair its use in the operation of the business of any Credit Party;

(j)	customary Security Interests in respect of service charges and related obligations in respect of bank, custodian, investment, customs and other accounts opened in the ordinary course of business; and

(k)	any Security Interest that secures Permitted Indebtedness referred to under subsections (c), (i) or (k) of that definition;

“Permitted Indebtedness” means:

(a)	Indebtedness under this Agreement;

(b)	Indebtedness comprised of amounts owed to trade creditors and accruals in the ordinary course of business, which are either not overdue or, if disputed and in that case whether or not overdue, are being contested in good faith by such Credit Party by appropriate proceedings diligently conducted, and provided always that the failure to pay such Indebtedness would not reasonably be expected to result in a Material Adverse Effect;

(c)	any Indebtedness approved by the Lender and, if applicable, permitted pursuant to the terms of an inter-creditor agreement, in form and substance satisfactory to the Lender providing for the full subordination and postponement of such indebtedness and any security therefor to the Facility Indebtedness and the Security Interests granted under the Security Documents, executed and delivered in favour of the Lender;

(d)	any inter-company Indebtedness between any Credit Parties;

(e)	any guarantee or indemnity in respect of Permitted Indebtedness;

(f)	any other Indebtedness which the Lender agrees in writing is Permitted Indebtedness for the purposes of this Agreement;

(g)	any performance or similar bond guaranteeing performance by a Credit Party or another subsidiary of a Credit Party;

(h)	any Indebtedness arising under a foreign exchange transaction for spot or forward deliver entered into in connection with protection against fluctuation in currency rates where that foreign exchange exposure (and not a foreign exchange transaction for investment or speculative purposes);

(i)	any Indebtedness under finance leases or Capital Leases and Purchase Money Obligations;

(j)	any Indebtedness relating to employee benefit plans or compensation entered into in the ordinary course of business, consistent with past practices and provided always that such Indebtedness is not overdue;

(k)	any Indebtedness under any corporate or employee credit card programs of a Credit Party, which Indebtedness does not exceed $1,000,000 in the aggregate for the Credit Parties at any time;

(l)	any unsecured working capital lines of credit made available to any Credit Party in the ordinary course of business, provided that such lines are not secured by any lien or security interest on any assets of the Credit Parties and are not otherwise prohibited under this Agreement; and

(m)	any Indebtedness owing to the Senior Lender pursuant to the Senior Credit Agreement by any of the Credit Parties at any time.

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, or corporation with or without share capital, body corporate, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or Governmental Authority or entity, however designated or constituted;

“PPSA” means the Personal Property Securities Act (British Columbia);

“Project” means the Empire State Mines, as more particularly described on Schedule A hereto;

“Project Document” means any agreement, contract, license, permit, instrument, lease, easement or other document which (i) deals with or is related to the construction, operation or development of the Project, and (ii) is executed from time to time by or on behalf of or is otherwise made or issued in favour of any Credit Party;

“Purchase Money Obligation” means, with respect to a Person, indebtedness of the Person issued, incurred or assumed to finance all or part of the cost of acquiring any mobile asset;

“Relevant Jurisdiction” means, from time to time, any jurisdiction in which any Credit Party has material property or assets, or in which it carries on material business and, for the purposes of this Agreement, includes (i) British Columbia, Canada and (ii) St Lawrence County, New York, United States of America;

“Reporting Jurisdictions” means all of the jurisdictions in Canada in which the Borrower is a “reporting issuer”, including as of the date hereof, the Provinces of British Columbia and Ontario;

“Secured Assets” means the undertaking, properties and assets now owned, leased or hereafter acquired or leased by the Credit Parties or any of them secured by the Security Documents;

“Securities Act” means the Securities Act (British Columbia);

“Security Documents” means, collectively, the agreements, instruments and documents listed in Schedule B hereto and delivered pursuant to Article 4 of this Agreement;

“Security Interest” means any security interest, assignment by way of security, mortgage, charge (whether fixed or floating), hypothec, deposit arrangement, pledge, trust, lien, encumbrance, preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever, and includes any other “Security Interest” as defined in section 1.1 of the PPSA;

“Senior Credit Agreement” means the credit agreement dated July 21, 2025 among Empire State Mines, LLC, as borrower, the Borrower and certain of its subsidiaries, as guarantors, and the Senior Lender, as lender, as amended, extended, renewed or replaced and in effect from time to time;

“Senior Credit Documents” means the Senior Credit Agreement, and the guarantees, security and all other documents and registrations delivered or created pursuant thereto;

“Senior Indebtedness” means Indebtedness of the Borrower arising pursuant to the Senior Credit Agreement;

“Senior Lender” means Export-Import Bank of the United States;

“Subordination Agreement” means an agreement between the Lender and the Senior Lender pursuant to which the Facility and Facility Documents are subordinated, to the satisfaction of the Senior Lender, to the Security Interest securing the Senior Indebtedness and the prior payment in full of the Senior Indebtedness;

“Subsidiary” has the meaning attributed to such term in the Corporations Act;

“Taxes” means all present or future taxes, assessments, rates, levies, imposts, deductions, withholdings, dues, duties, fees and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Governmental Authority (of any jurisdiction), and whether disputed or not;

“United States Dollars”, “US Dollars” and the symbols “USD” and “$” each means dollars which are the lawful currency of the United States of America;

“Voting Shares” means shares of capital stock of any class of any corporation carrying voting rights under all circumstances, provided that for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event; and

“Working Capital” means Current Assets less Current Liabilities.

Extended Meanings

1.2	To the extent the context so admits, in this Agreement the following words and expressions shall be given the following corresponding extended meanings:

an “agreement” – any agreement, oral or written, any simple contract, deed or specialty, and includes any bond, bill of exchange, indenture, instrument or undertaking.

“arm’s length” – the meaning attributed thereto under the Income Tax Act (Canada).

an “asset” – any undertaking, business, property (real, personal or mixed, tangible or intangible) or other asset, including any interest held in capital stock of another person.

an “authorization” – any authorization, approval, consent, exemption, licence, permit, franchise, quota, privilege or no action letter from any governmental authority having jurisdiction with respect to any specified person, property, transaction or event, or with respect to any of such person’s business affairs or from any person in connection with any easements or contractual rights.

an “award” – any judgment, decree, injunction, rule, award or order of any governmental authority, arbitrator or other decision-making authority of competent jurisdiction.

“business affairs” – the business, assets, undertaking, affairs, operations, prospects, revenues, liabilities (including contingent liabilities), obligations, capitalization, results of operations (financial or otherwise), cash flows or condition (financial or otherwise) of a specified person or persons.

“change” – change, modify, alter, amend, supplement, extend, renew, compromise, novate, replace, terminate (excluding, for clarity, termination in accordance with the express terms of an applicable agreement, but not resulting from any breach, default or other equivalent or analogous cause), release, discharge, cancel, suspend or waive.

“claim” – claim, claim over, counter-claim, cross-claim, defence, demand or liability (actual or contingent, now existing or arising hereafter), whether arising by agreement or statute, at law or in equity or otherwise, or any proceeding, judgment or order of any court or other governmental authority or arbitrator.

“dispose” – lease, sell, transfer, license or otherwise dispose of any property, or the commercial benefits of use or ownership of any property, including the right to profit or gain therefrom, whether in a single transaction or in a series of related transactions (other than the payment of money).

a “document” – a written agreement, consent, waiver, certificate, notice or other written document or instrument.

“fair market value” – the highest price, expressed in terms of money and money’s worth, which would reasonably be established in an open and unrestricted market between informed and prudent parties, each acting at arm’s length, where neither party is under any compulsion to act.

a “final judgment” – an award from which no appeal may be made or from which all rights of appeal have expired or been exhausted.

a “governmental authority” – any international tribunal, agency, body, commission or other authority (including that of any union of nations), any government, executive, parliament, legislature or local authority, or any governmental body, ministry, department or agency or regulatory authority, court, tribunal, commission or board of or within Canada or any other foreign jurisdiction, or any political subdivision of any thereof or any authority having jurisdiction therein.

a “guarantee” – any guarantee, indemnity, letter of comfort or other assurance made in respect of any Indebtedness or any other obligation or financial condition of another, including (i) any purchase or repurchase agreement, (ii) any obligation to supply funds or invest in such other, (iii) any keep-well, take-or-pay, through-put or other arrangement having the effect of assuring or holding harmless another against financial loss, or maintaining another’s solvency or financial viability or (iv) any obligation under any credit derivative; but shall exclude endorsements on notes, bills and cheques presented to financial institutions for collection or deposit in the ordinary course of business. Whenever in this Agreement the amount of any guarantee is required to be determined or measured, such amount shall be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming the guarantor is required to perform thereunder) as determined by the guarantor in good faith or, if the guarantee is expressly limited to a specified amount, such specified amount.

“include” – include without limitation and such term shall not be construed to limit any word or statement which it follows to the specific items or matters immediately following it or similar terms or matters.

“knowledge” of any Credit Party – to the best of the knowledge, information and belief of a senior officer of such person after the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable person in similar circumstances would have done).

“losses and expenses” – losses, costs, expenses, damages, penalties, awards, claims, claims over, demands and liabilities, including any applicable court costs and legal fees and disbursements on a full indemnity basis.

“obligations” – indebtedness, obligations, promises, covenants, endorsements, guarantees, undertakings, responsibilities, duties and liabilities (actual or contingent, direct or indirect, matured or unmatured, now existing or arising hereafter), whether arising by agreement or statute, at law, in equity or otherwise.

an “order” – any order or directive, direction or request (the compliance with which is generally regarded as mandatory by the person to whom it applies) of any governmental authority, arbitrator or other decision-making authority of competent jurisdiction.

“paid in full” and “payment in full” in relation to any payment obligation owing to any person (the “obligee”) – permanent, indefeasible and irrevocable payment in cash (or other freely available funds transfer as may be expressly provided for in the applicable document creating or evidencing such payment obligation) to that obligee in full of such payment obligation in accordance with the express provisions of the applicable document creating or evidencing such payment obligation, without regard to any compromise, reduction or disallowance of all or any item or part thereof by virtue of the application of any insolvency law, fraudulent conveyances law or other similar such laws, any law affecting creditors’ rights generally or general principles of equity, and, if applicable, the cancellation or expiry of any commitment of that obligee to lend or otherwise extend credit.

a “person” – an individual (including an individual in his or her capacity as trustee, executor, administrator or other Representative), a sole proprietorship, a company (limited, unlimited, unlimited liability or other), limited liability corporation or other body corporate, a partnership (including a limited, limited liability or general partnership), a joint venture, an unincorporated association, an unincorporated syndicate, an unincorporated organization, a trust (including a business trust), a trustee, a governmental authority or any other artificial legal or commercial entity.

a “proceeding” – any grievance, investigation, litigation, legal action, lawsuit, arbitration, mediation, alternative dispute resolution proceeding or other proceeding (whether civil, administrative, quasi-criminal or criminal) by or before any governmental authority, arbitrator or other decision-making authority.

a “rate of exchange” – the rate of exchange, including any premiums or costs payable in connection with any currency conversion being effected.

a “receiver” – a privately appointed or court appointed receiver or receiver and manager, interim receiver, liquidator, trustee in bankruptcy, chief restructuring officer, administrator, administrative receiver, monitor and any other like or similar official.

“rights” – rights, titles, benefits, interests, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or unmatured, now existing or arising hereafter), whether arising by agreement or statute, at law, in equity or otherwise.

“set-off” – any right or obligation of set-off, compensation, offset, combination of accounts, netting, retention, withholding, reduction, abatement, deduction, counter-claim or any similar right or obligation, or (as the context requires) any exercise of any such right or performance of such obligation.

“successor” of a person (the “relevant party”) – (i) any amalgamated or other body corporate of which the relevant party or any of its successors is one of the amalgamating or merging body corporates, (ii) any person resulting from any court approved arrangement of which the relevant party or any of its successors is party, (iii) any person to whom all or substantially all the assets of the relevant party are transferred, (iv) any body corporate resulting from the continuance of the relevant party or any successor of it under the laws of another jurisdiction of incorporation or of the same jurisdiction but under different enabling legislation and (v) any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any person referred to in clause (i), (ii), (iii) or (iv) of this definition. Each reference in this Agreement to any party hereto or any other person shall (where the context so admits) include its successors.

“written” and “in writing” – an original writing, a pdf or facsimile copy of a writing or an e-mail.

Interpretation Not Affected by Headings

1.3	The division of this Agreement into articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Statute References

1.4	Any reference in this Agreement to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

Permitted Encumbrance

1.5	Any reference in any of the Facility Documents to a Permitted Encumbrance is not intended to and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any obligation of any Credit Party to the Lender under any of the Facility Documents to any Permitted Encumbrance, except in respect of the Senior Indebtedness owing to the Senior Lender.

Currency

1.6	Any reference in this Agreement to “Dollars”, “dollars”, “$” or “US$” shall be deemed to be a reference to lawful money of the United States of America and any reference to any payments to be made by any Credit Party shall be deemed to be a reference to payments made in lawful money of United States of America. Any reference to “CAD” or “C$” shall be deemed to be a reference to lawful money of Canada.

Use of the Words “Best Knowledge”

1.7	The words “best knowledge”, “to the best of the Borrower’s knowledge”, “to the knowledge of”, “of which they are aware”, “any knowledge of” or other similar expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement by the Borrower or the Credit Parties will be understood to be made on the basis of the actual knowledge of any of the executive officers of the Borrower or Credit Party, in each case, after due inquiry.

Non-Business Days

1.8	Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on or as of, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, unless otherwise specifically provided for herein, on or as of the next succeeding Business Day and the Lender shall not be entitled to any further interest or other payment in respect of such delay.

Governing Law

1.9	This Agreement shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each of the Credit Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in the City of Vancouver. Each Credit Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any Court of the Province of British Columbia. Each of the Credit Parties hereby irrevocably waives, to the fullest extent permitted by law, any forum non conveniens defence to the maintenance of such action or proceeding in any such court. Each Credit Party irrevocably consents to service of process in British Columbia. Nothing in this Agreement will affect the right of the Lender to serve process in any other manner or in any other jurisdiction permitted by law or to commence suits, actions or legal proceedings in any other jurisdictions.

Paramountcy

1.10	In the event of any inconsistency between the provisions of this Agreement and the provisions of any other Facility Document, the provisions of this Agreement shall prevail.

Enurement

1.11	The Facility Documents shall be binding upon and shall enure to the benefit of each Credit Party which is party thereto and the Lender and their respective successors and permitted assigns.

Interpretation

1.12	In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. In this Agreement the words “including” or “includes” mean “including without limitation” and “includes without limitation”, respectively.

Time of Essence

1.13	Time shall be of the essence in all respects in this Agreement.

ARTICLE 2

THE FACILITY

The Facility

2.1	Subject to the terms and conditions hereof, the Lender hereby establishes in favour of the Borrower a subordinate secured non-revolving multiple advance reducing term credit facility (the “Facility”) in an amount equal to the Commitment, which has been fully drawn by, and fully Advanced to, the Borrower.

Non-Revolvement

2.2	The Facility is a non-revolving facility, and any repayment under the Facility shall not be re-borrowed.

Term

2.3	Except as otherwise provided in this Agreement, including without limitation Article 3, the Borrower shall repay to the Lender, on the Maturity Date, the entire outstanding principal amount of the Advances, together with all accrued but unpaid interest, bonuses, fees, costs, and other charges payable under this Agreement.

Interest

2.4	Interest shall be capitalized to the principal amount of the Advances from the date of the Agreement to December 31, 2025, at the fixed rate of eight percent (8%) per annum, calculated daily.

2.5	Interest shall accrue on the principal amount of the Advances plus capitalized interest, from January 1, 2026, as well as on all overdue amounts outstanding in respect of interest, costs, or other fees or expenses payable hereunder, at the fixed rate of eight percent (8%) per annum, calculated daily and payable monthly by the Borrower to the Lender on the first Business Day following the end of the month, as well as after each of maturity, default and judgment.

Computations

2.6	The rates of interest under this Agreement are nominal rates and not effective rates or yields. Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest (or standby fee) “per annum” or a similar expression, such interest (or standby fee) shall be calculated on the basis of a 360-day year, using the actual number of days in the applicable month or period. For greater certainty, interest shall accrue daily based on the actual number of days in each calendar month (e.g., 30 or 31 days, or 28/29 in February), and not on the assumption of 30-day months. For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest is calculated on the basis of a 360-day year, the equivalent annual rate shall be determined by multiplying the applicable rate by the actual number of days in the calendar year and dividing by 360.

No Set-off

2.7	All payments required to be made by the Borrower or any other Credit Party pursuant to the provisions hereof or any other Facility Document shall be made in immediately available funds and without any set-off, deduction, withholding or counter-claim or cross-claim.

Maximum Return

2.8	The Lender and the Borrower acknowledge and agree that the payment of Amounts Payable hereunder and any further consideration to the Lender is a fair payment based on the business terms of this transaction. The Lender and the Borrower acknowledge and agree that it is their express intention and desire that in no event shall the total payment to the Lender, whether for any Amount Payable or otherwise, exceed the maximum payment permitted under Applicable Law.

Time and Place of Payments

2.9	All payments made by the Borrower pursuant to this Agreement or pursuant to any other Facility Document shall be made before 2:00 p.m. (Vancouver, BC time) on the day specified for payment. Any payment received after 2:00 p.m. (Vancouver, BC time) on the day specified for such payment shall be deemed to have been received before 2:00 p.m. (Vancouver, BC time) on the immediately following Business Day. All payments shall be made to the Lender to the office of the Lender, as specified by the Lender in Section 9.2 hereto, or such other office as the Lender may designate in writing. If the date for payment of any Amount Payable is not a Business Day at the place of payment, then payment shall be made on the next Business Day at such place.

Record of Payments

2.10	The Lender shall maintain accounts and records evidencing all payments hereunder, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

ARTICLE 3

PREPAYMENT

Voluntary Prepayment

3.1	The Borrower may prepay the outstanding balance of the Facility, in whole or in part, at any time before the applicable maturity date, provided that such prepayment of the Facility is made on the last Business Day of a calendar month and that the Borrower has delivered to the Lender not less than ten (10) Business Days’ prior written notice of its intention to prepay all or part of the outstanding balance of the Facility under this Section 3.1.

Mandatory Prepayments of the Facility

3.2	If, on either June 30 or December 31 of each calendar year the Borrower’s cash balance exceeds USD $15,000,000 as a result of the Borrower closing one or more equity or debt financings (excluding intercompany financings between Credit Parties and the Senior Indebtedness), then, subject to the conditions set forth below, the Borrower shall, promptly, but in any event within five Business Days, apply the amount in excess of USD $15,000,000 (the “Excess Amount”) toward the repayment of outstanding indebtedness as follows:

(a)	50% of the Excess Amount will be applied toward the Senior Indebtedness owed to the Senior Lender; and

(b)	50% of the Excess Amount will be applied toward the Facility Indebtedness owed to the Lender under this Agreement,

provided that such application of the Excess Amount shall be:

(i)	subject to the Borrower’s continued compliance with this Agreement, and

(ii)	subject to the prior written approval of the Borrower’s board of directors; and

provided further that no such payment shall be funded, in whole or in part, with the proceeds of any loan or other extension of credit made by the Senior Lender under the Senior Credit Agreement.

3.3	Upon the occurrence of a Change of Control, the Facility will become immediately due and payable, in full and the Borrower shall pay to the Lender in respect thereof, an amount equal to the outstanding balance of the Facility, all accrued but unpaid interest hereon and all costs and charges payable hereunder.

3.4	Provided no Event of Default or Potential Default (as defined in the Senior Credit Agreement) exists at such time, the Borrower hereby covenants and agrees to repay the Facility in accordance with the following schedule, to the extent permitted by the Subordination Agreement:

(a)	on or before December 31, 2026, the Borrower shall pay to the Lender the principal sum of US$7,500,000 plus all accrued and unpaid interest thereon;

(b)	on or before December 31, 2027, the Borrower shall pay to the Lender the principal sum of US$5,000,000 plus all accrued and unpaid interest thereon;

(c)	On or before December 31, 2028, the Borrower shall pay to the Lender all of the outstanding and unpaid Obligations of any Credit Party owing to the Lender, including without limitation, together with all accrued and unpaid interest.

ARTICLE 4

SECURITY

Security Documents

4.1	To secure the due payment of all Indebtedness of the Credit Parties to the Lender in respect of the Facility and the payment and performance of all other obligations, indebtedness and liabilities of the Credit Parties to the Lender hereunder and under the other Facility Documents, the Credit Parties shall execute and deliver the Security Documents to the Lender.

Registration of the Security

4.2	The Lender shall at the Borrower’s expense, register, file, record and give notice of (or cause to be registered, filed, recorded and given notice of) the Security Documents in all offices and registries where such registration, filing, recording or giving notice is necessary or desirable for the perfection of the Security Interest constituted thereby and to ensure that such Security Interest is second ranking, subject only to the Permitted Encumbrances.

ARTICLE 5

CONDITIONS PRECEDENT

Conditions Precedent to Closing

5.1	Closing shall only occur upon satisfaction of the following conditions precedent, each in form and substance satisfactory to the Lender and the Lender’s Counsel, on or before the Documentary Closing Date:

(a)	receipt by the Lender of the following documents, each in full force and effect:

(i)	executed copies of the Facility Documents, including, without limitation, this Agreement and the Security Documents described in Schedule B hereto;

(ii)	certificates of status or other similar type of evidence of existence for each of the Credit Parties from all Relevant Jurisdictions;

(iii)	certified copies of directors’ resolutions for each of the Credit Parties with respect to its authorization, execution and delivery of the Facility Documents to which it is a party being delivered in connection herewith and the performance of all obligations thereunder;

(iv)	all requisite regulatory approvals, including Exchange and other approvals to the transactions contemplated herein;

(v)	releases, discharges and postponements (in registrable form where appropriate) covering all Security Interests or other encumbrances affecting the Secured Assets secured by the Security Documents described in Schedule B hereto which are not Permitted Encumbrances;

(vi)	all required consent(s) of the Senior Lender to the Facility and Facility Documents; and

(b)	evidence that all Security Interests pursuant to the Security Documents described in Schedule B hereto have been (i) duly perfected and registered in all Relevant Jurisdictions or submitted for registration if permitted by the Lender;

(c)	there shall be no other Security Interests or other liens or encumbrances whatsoever attaching to the Secured Assets, other than Permitted Encumbrances;

(d)	all of the covenants and agreements of each of the Credit Parties contained herein or in any other Facility Document required to be fulfilled or satisfied on or before the Documentary Closing Date have been so fulfilled or satisfied;

(e)	no Default or Event of Default has occurred and is continuing, and the Lender has received a Certificate of the Borrower so certifying to the Lender;

(f)	the Lender has received payment of all fees and all reimbursable expenses so invoiced in connection with this Agreement in accordance with Section 7.5, which are payable by the Borrower to the Lender on or prior to the Documentary Closing Date;

(g)	such other conditions precedent (including the delivery of such documents, certificates, opinions and agreements) as the Lender may reasonably require based on its due diligence review,

failing which the Lender shall have no further obligation to the Borrower hereunder and the Borrower shall promptly thereafter pay to the Lender all outstanding fees and expenses, including all out-of-pocket costs reasonably incurred by the Lender in connection with this Agreement.

Waiver

5.2	The conditions in Section 5.1 are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part, with or without conditions, as the Lender may determine in its sole and absolute discretion.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

Representations and Warranties of the Credit Parties

6.1	The Credit Parties hereby represent and warrant to the Lender as of the date hereof that:

(a)	each Credit Party has been duly incorporated and organized under the laws of its jurisdiction of incorporation and is validly existing and is current and up-to-date with all material filings required to be made under the laws of its jurisdiction of incorporation to maintain its corporate existence and has all requisite corporate power to carry on its business as now conducted and to own, lease or operate its property, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(b)	each Credit Party and any representative signing on its behalf has full power and capacity to enter into each of the Facility Documents to which it is a party and to do all acts and things and execute and deliver all documents as are required hereunder or thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof, and each Credit Party has taken all necessary corporate action to duly authorize the creation, execution, delivery and performance of each of the Facility Documents to which it is a party and to observe and perform the provisions of such Facility Documents in accordance with the provisions thereof;

(c)	the Facility Documents will create valid and legally binding obligations of each Credit Party that is party to them enforceable against each such Credit Party in accordance with their respective terms;

(d)	the entry into and the performance of its obligations under each Facility Document to which it is a party is in its best interests and for a proper purpose;

(e)	none of the execution and delivery of the Facility Documents, the compliance by the Credit Parties with the provisions of the Facility Documents or the consummation of the transactions contemplated herein, does or will: (i) require the consent, approval, Authorization, order or agreement of, or registration or qualification with, any Governmental Authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, (B) Exchange approval which will be obtained by the Documentary Closing Date, which approval is subject to customary conditions to be satisfied following closing of the Advance; (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which any Credit Party is a party or by which it or any of the properties or assets thereof is bound; or (iii) conflict with or result in any breach or violation of any provisions of, or constitute a default under the articles or by-laws of any Credit Party or any resolution passed by the directors (or any committee thereof) or shareholders of any Credit Party, or any statute or any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, any arbitrator, stock exchange or securities regulatory authority applicable to any Credit Party or any of the properties or assets thereof, which, in the case of any matter referred to in (ii) or (iii), could reasonably be expected to have a Material Adverse Effect;

(f)	the outstanding shares of the Borrower are listed and posted for trading on the Exchange;

(g)	none of the Credit Parties carry on business, have an office or own any properties or assets located, outside of British Columbia, Canada and New York State, USA;

(h)	each Credit Party is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all Applicable Laws, rules and regulations of each such jurisdiction;

(i)	each Credit Party has conducted and is conducting its business in compliance in all material respects with Applicable Law and possesses all material Authorizations issued by the appropriate Governmental Authority necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such Authorizations, and none of the Credit Parties have received any notice of the modification, revocation or cancellation of, any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such Authorization (save in respect of any such notice, intention or proceeding which the relevant Credit Party is disputing in good faith and pursuant to appropriate proceedings diligently conducted);

(j)	the Borrower is a reporting issuer or the equivalent in the Reporting Jurisdictions and is in compliance with its obligations under the Applicable Securities Legislation of such jurisdictions and of the Exchange in all material respects and is not included in any list of defaulting reporting issuers maintained by the securities commission of such jurisdictions;

(k)	no order, ruling of suspending the sale or ceasing the trading in any securities of the Borrower nor prohibiting the sale of such securities has been issued by any securities regulatory authority to and is outstanding against the Borrower or its directors, officers or promoters and no investigations or proceedings for such purposes have been threatened or are pending or contemplated;
(l)	the Borrower has complied with all Applicable Securities Legislation in connection with the issuance of this Agreement, including, but not limited to, receiving the approvals of the Exchange, if required;

(m)	except as qualified by the disclosure therein and except as otherwise permitted herein (including with respect to Permitted Encumbrances), the Credit Parties are the legal and beneficial owners of the respective properties, business and assets referred to as being owned by them in the Disclosure Record;

(n)	each Credit Party holds either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies and minerals located in properties in which it has an interest as described in the Disclosure Record under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit such Credit Party to explore the minerals relating thereto, all such property, leases or claims and all property, leases or claims in which any Credit Party has an interest or right have been validly located and recorded in accordance with Applicable Law in all material respects and are valid and subsisting, the Credit Parties have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Credit Parties have an interest as described in the Disclosure Record granting the applicable Credit Parties the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the applicable Credit Parties, with only such exceptions as do not materially interfere with the use made by the applicable Credit Parties of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the applicable Credit Party;

(o)	each Credit Party owns or has the right to use under license, sub-license or otherwise all material intellectual property used by it in its business, including copyrights, industrial designs, trademarks, trade secrets, know-how and proprietary rights, free and clear of any and all encumbrances;

(p)	none of the Credit Parties has approved entering into any agreement in respect of (i) the sale of any property material to any Credit Party, or assets or any interest therein or the sale, transfer or other disposition of any property material to any Credit Party, or assets or any interest therein currently owned, directly or indirectly, by any Credit Party whether by asset sale, transfer of shares or otherwise, in each case outside of the ordinary course of its business; or (ii) any Change of Control;

(q)	the consolidated financial statements of the Borrower contained in the Disclosure Record are in accordance with the Corporations Act, including giving a true and fair view of the consolidated entity’s financial position as at the date thereof and comply with IFRS, and no adverse material changes in the financial position of any Credit Party has taken place since the date thereof;

(r)	none of the Credit Parties has any material liabilities, fixed or contingent, that are not reflected in the consolidated financial statements of the Borrower contained in the Disclosure Record, in the notes thereto or otherwise disclosed in writing to the Lender;

(s)	the Borrower has in all material respects complied with all continuous disclosure obligations under Applicable Securities Legislation and the rules and regulations of the Exchange and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Borrower and the Subsidiaries (taken as a whole) which has not been publicly disclosed on a non-confidential basis; the information and statements in the Disclosure Record were true and correct at the time such documents were filed on SEDAR or EDGAR, as applicable, and contained no misrepresentation as of the respective dates of such information and statements; the Disclosure Record conformed in all material respects to Applicable Securities Legislation at the time such documents were filed on SEDAR or EDGAR, as applicable; and the Borrower has not filed any confidential material change reports which remain confidential as at the date hereof;

(t)	all taxes, duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto due and payable by any Credit Party have been paid, except any non-payment that would not reasonably be expected to have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by any Credit Party have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings were, at the time of filing, complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading. There are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by any Credit Party and no examination of any tax return of any Credit Party is currently in progress (save in respect of any issue, dispute or examination which the relevant Credit Party (or Credit Parties) is disputing in good faith and pursuant to appropriate proceedings diligently conducted);

(u)	(i) no Credit Party is in violation of any Environmental Laws including laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum by-products (collectively, “Hazardous Materials”) or the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (ii) each Credit Party has all material Authorizations required under any applicable Environmental Laws and, each Credit Party is in material compliance with such Authorizations; (iii) there are no pending or, to any Credit Party’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against any Credit Party; and (iv) there are no events or circumstances that could reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting any Credit Party relating to any Environmental Laws, which, in each case in respect of any matter referred to in (i) to (iv), could reasonably be expected to have a Material Adverse Effect;

(v)	the Credit Parties have been and are continuing to operate their businesses in compliance with all applicable employment and, in respect of any Guarantors, social security laws and there are no legal proceedings nor any threatened legal proceedings, against such Credit Parties pursuant to any applicable employment and, in respect of any Guarantors, social security laws which in each case could reasonably be expected to have a Material Adverse Effect. There are no outstanding decisions, orders or settlements or pending settlements under any applicable employment and, in respect of any Guarantors, social security laws which place any obligation upon any of the Credit Parties to do or refrain from doing any act and which could reasonably be expected to have a Material Adverse Effect. The Credit Parties are up to date in the payment of all material premiums or assessments under applicable workers compensation and profit sharing or other worker safety legislation applicable in the Relevant Jurisdictions, and in respect of any Guarantors, social security quotas, and none of the Credit Parties is subject to any special assessment or penalty under any such legislation which could reasonably be expected to have a Material Adverse Effect;

(w)	none of the directors, officers or employees of any Credit Party or any affiliate of a Credit Party had or has any material interest, direct or indirect, in any transaction or any proposed transaction with any Credit Party which, as the case may be, materially affects, is material to or will materially affect any Credit Party;

(x)	the assets of each Credit Party and their respective businesses and operations are insured against loss or damage with insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, such coverage is in full force and effect, and no Credit Party has failed to promptly give any notice of any material claim thereunder. There are no claims by any Credit Party under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause;

(y)	no Credit Party is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which could reasonably be expected to result in any Material Adverse Effect;

(z)	no Credit Party is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are subject that could reasonably be expected to have a Material Adverse Effect, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which any Credit Party is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could reasonably be expected to have a Material Adverse Effect;

(aa)	none of the Credit Parties has committed any act of bankruptcy or is insolvent, and none of the Credit Parties has proposed a compromise or arrangement to its respective creditors generally, has had a petition or receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property;

(bb)	there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to any Credit Party’s knowledge, threatened against or adversely affecting any Credit Party or to which any of their property or assets is subject, at law or equity, and no Credit Party is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, could reasonably be expected to result in a Material Adverse Effect; and

(cc)	no Credit Party enjoys immunity from suit or execution in relation to its obligations under any Facility Document to which it is a party.

Acknowledgement

6.2	The Credit Parties acknowledge that the Lender is relying upon the representations and warranties in this Article 6 in discharging its obligations under this Agreement and that such representations and warranties shall be deemed to be restated in every respect effective on the date each Advance is made.

ARTICLE 7

COVENANTS OF THE BORROWER

General Covenants

7.1	While any Facility Indebtedness is outstanding or the Facility remains available to the Borrower, the Credit Parties covenant with the Lender as follows:

(a)	the Borrower will duly and punctually pay or cause to be paid to the Lender each Amount Payable, on the dates, at the places, in the currency and in the manner mentioned herein, including, without limitation, upon the occurrence of any Event of Default, the outstanding balance of the Facility;

(b)	they will at all times maintain their corporate existence, obtain and maintain all Authorizations required or necessary in connection with their business and/or any of the Secured Assets and to carry on and conduct their business in accordance with prudent industry standards;

(c)	they will keep or cause to be kept proper books of account and make or cause to be made therein true and complete entries of all of its dealings and transactions in relation to their business in accordance with IFRS, and at all reasonable times they will furnish or cause to be furnished to the Lender or its duly authorized agent or attorney such information relating to their operations as the Lender may reasonably request and such books of account shall be open for inspection by the Lender or such agent or attorney, upon reasonable prior notice and during regular business hours in the location of the requested information;

(d)	they will provide the Lender and its representatives or such agent or attorney access to all properties, assets and books and records, upon reasonable prior notice and during regular business hours;

(e)	they will ensure that each of the Security Documents will at all times constitute valid and perfected second-ranking security on all of the Secured Assets, subject only to Permitted Encumbrances, and at all times take all actions necessary or reasonably requested to create, perfect and maintain the Security Interests granted pursuant to the Security Documents as perfected second-ranking security over the Secured Assets, subject only to Permitted Encumbrances;

(f)	they will duly and punctually perform and carry out all of the covenants and acts or things to be done by them as provided in this Agreement and each of the Security Documents;

(g)	they will comply in all material respects with all Applicable Law and the Borrower will comply in all material respects with Applicable Securities Legislation;

(h)	they will: (i) maintain policies of insurance with carriers and in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Credit Parties operate, and add and maintain the Lender as second loss payee and a named insured under all such policies to the extent of its interest; and (ii) on an annual basis and/or at any other time, promptly at the request of the Lender, deliver to the Lender all certificates and reports prepared in connection with such insurance;

(i)	they will immediately notify the Lender in writing upon becoming aware of: (i) any Default, or (ii) any suit, proceeding or governmental investigation pending or, to any Credit Party’s knowledge, threatened or any notification of any challenge to the validity of any Authorization, relating to the Credit Parties, which could reasonably be expected to have a Material Adverse Effect, or relating to any of the Secured Assets;

(j)	they will maintain or cause to be maintained the Secured Assets in good condition in accordance with prudent industry standards (subject to normal wear and tear);

(k)	they will pay and discharge or cause to be paid and discharged, promptly when due, all taxes, assessments and governmental charges or levies imposed upon them or in respect of any of the Secured Assets or upon the income or profits therefrom except for Permitted Encumbrances as well as all claims of any kind (including claims for labour, materials, supplies and rent) which, if unpaid, might become a lien thereupon; provided however, that they shall not be required to pay or cause to be paid any such tax, assessment, charge, levy or claim if the amount, applicability or validity thereof shall concurrently be contested in good faith by appropriate proceedings diligently conducted;

(l)	they will cause all necessary and proper steps to be taken diligently to protect and defend the Secured Assets and the proceeds thereof against any material adverse claim or demand, including without limitation, the employment or use of counsel for the prosecution or defence of litigation and the contest, settlement, release or discharge of any such claim or demand;

(m)	if and to the extent that any Credit Party holds or is granted any Security Interests, it will take all steps necessary to ensure that all such Security Interests which it holds are attached, enforceable and continuously perfected under the PPSA (or such similar legislation pursuant to which such Security Interest is granted) until the obligations they secure are satisfied or they are released for value, where a failure to take the necessary steps could have a Material Adverse Effect;

(n)	except with the prior written consent of the Lender, the proceeds of the Facility have been, and shall continue to be, used solely for the following purposes, unless otherwise agreed in writing by the Lender:

(i)	in payment of the Lender’s fees and expenses payable pursuant to Section 7.5;

(ii)	for the development of the Project in accordance with the Model; and

(iii)	as to the balance, for general corporate and working capital purposes of the Credit Parties (including in respect of any costs and expenses incurred in the negotiation of the Facility and the Facility Documents), in each case as contemplated in the Model; and

(o)	at all times after the Documentary Closing Date, if any Subsidiary of a Credit Party has earnings before interest, tax, depreciation and amortization representing 5% or more of the earnings before interest, tax, depreciation and amortization of the Borrower on a consolidated basis or has gross assets or turnover (excluding turnover relating to items from any Credit Parties or other Subsidiaries of any Credit Parties) representing 5% or more of the gross assets or turnover of the Borrower on a consolidated basis, such Subsidiary shall (and the Borrower will ensure that such Subsidiary shall) promptly accede to this Agreement as a Guarantor pursuant to an accession agreement to be agreed between the Lender and the Borrower, which accession shall include the delivery of customary conditions precedent documentation, including that Subsidiary’s constating documents, appropriate authorizations and confirmations and a legal opinion of counsel to the Credit Parties in the jurisdiction of that Subsidiary in a form satisfactory to the Lender, and grant to the Lender an unlimited guarantee substantially similar to the guarantees granted to the Lender by the Guarantors (subject to any constraints or limitations imposed by Applicable Law).

Negative Covenants of the Credit Parties

7.2	The Credit Parties hereby covenant and agree with the Lender that, except with prior written consent of Lender, they will not:

(a)	directly or indirectly issue, incur, assume or otherwise become liable for or in respect of any Indebtedness other than Permitted Indebtedness;

(b)	directly or indirectly create, incur, assume, permit or suffer to exist any Security Interest against any of their properties or assets, including, without limitation, any of the Secured Assets or the Material Contracts, other than Permitted Encumbrances;

(c)	enter into any scheme for the reconstruction or reorganization of it or any of its Subsidiaries or for the consolidation, amalgamation, merger, arrangement or similar transaction of it or any of its Subsidiaries with or into any other Person;

(d)	make any prepayment on, purchase, redeem, or otherwise acquire or retire for value, prior to any scheduled final maturity, any Indebtedness other than (i) the Senior Indebtedness; (ii) the Facility Indebtedness or (iii) pursuant to the terms of any written subordination or similar agreement with the Lender in respect of any Indebtedness subordinated on terms satisfactory to the Lender;

(e)	make any change to their Constating Documents in a manner that adversely affects the interests of the Lender or any Security Interest granted to the Lender under the Security Documents;

(f)	transfer or permit the transfer of any shares or other equity interests of any Guarantor or otherwise allow any of the Guarantors to cease to be direct or indirect wholly-owned Subsidiaries of the Borrower;

(g)	guarantee the obligations of any other Person, directly or indirectly, other than obligations permitted by this Agreement, including any Permitted Indebtedness;

(h)	enter into or become party or subject to any dissolution, winding-up, reorganization, arrangement or similar transaction or proceeding;

(i)	engage in the conduct of any business other than the business of such Credit Party as existing on the date of this Agreement or in businesses reasonably related thereto on a basis consistent with the conduct of such business as conducted on the date of this Agreement; or

(j)	take any action that would constitute a breach of any negative covenants set forth in the Senior Credit Documents, unless otherwise expressly permitted by this Agreement or consented to in writing by the Lender.

Compliance with Other Agreements

7.3	The Credit Parties hereby covenant and agree with the Lender that, except with prior written consent of Lender, they will comply with all terms, conditions, covenants, and obligations set forth in the Senior Credit Agreement.

Continued Listing

7.4	The Borrower shall take all reasonable steps and actions as may be required to maintain the listing and posting for trading of the Common Shares on the Exchange and to maintain its status as a “reporting issuer”, or the equivalent thereof not in default of the requirements of the Applicable Securities Legislation in the Reporting Jurisdictions.

To Pay Lender’s Fees and Expenses

7.5	The Borrower will pay for the Lender’s legal fees (on a solicitor and own client basis) and all other costs, charges and expenses (including all due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and the other Facility Documents (including reasonable notaries’ and translator’s fees where such notarial and translation services are customarily required), the Subordination Agreement and all amendments thereto, and as may be required by the Lender or the Lender’s Counsel to complete or facilitate the transactions contemplated herein including but not limited to technical consulting and other due diligence costs. The Borrower further covenants and agrees to pay all of the Lender’s reasonable legal fees (on a solicitor and own-client basis) and all other costs, charges and expenses of and incidental to the recovery of all amounts owing hereunder, including but not limited to those incurred in connection with the enforcement of this Agreement and the other Facility Documents and the realization of the Security. All amounts will be payable upon demand. If not paid within 30 days of demand, all such amounts will be added to and form part of the principal amount of the Facility and shall accrue interest from the date of demand as if such amounts had been advanced by the Lender to the Borrower hereunder on such date.

Comply with Continuous Disclosure Obligations

7.6	The Borrower shall timely file all documents that must be publicly filed or sent to its shareholders pursuant to Applicable Securities Legislation within the time prescribed by such Applicable Securities Legislation and make such documents available on the System for Electronic Document Analysis and Retrieval within such prescribed time period.

To Pay Additional Amounts

7.7	Any and all payments by or on account of any obligation of the Credit Parties hereunder or under any other Facility Document shall be made free and clear of and without deduction or withholding for any Taxes except as required by applicable law. If the Lender is required by applicable law to deduct or withhold any Taxes from such payments, then:

(a)	the amount payable by the applicable Credit Party shall be increased so that after all such required deductions or withholdings are made (including deductions or withholdings applicable to additional amounts payable under this Section), the Lender receives an amount equal to the amount it would have received had no such deduction or withholding been made, and

(b)	the Lender shall make such deductions or withholdings and pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law.

Further Assurances

7.8	Each of the Credit Parties shall, from time to time, as may be reasonably required by the Lender, execute and deliver such further and other documents and do all matters and things which are necessary to carry out the intention and provisions of this Agreement.

Lender May Perform Covenants

7.9	If any of the Credit Parties shall fail to perform any of its respective covenants contained in this Agreement, any other Facility Document or the Senior Credit Agreement and related security, the Lender may, upon becoming aware of such failure, in its discretion, but need not, itself perform any of such covenants capable of being performed by it, but is under no obligation to do so. All reasonable sums so required to be paid in connection with the Lender’s performance of any covenant will be paid by the Borrower and all sums so paid shall be payable by the Borrower in accordance with the provisions of Section 7.5 hereof. No such performance by the Lender of any such covenant or payment or expenditure by the Borrower of any sums advanced or borrowed by the Lender pursuant to the foregoing provisions shall be deemed to relieve any of the Credit Parties from any default hereunder or their respective continuing obligations hereunder.

ARTICLE 8

DEFAULT AND ENFORCEMENT

Events of Default

8.1	The occurrence of any one or more of the following events shall constitute an “Event of Default” hereunder:

(a)	if the Borrower fails to make any payment of any principal amount of the Facility or interest payable hereunder, when due;

(b)	if the Borrower fails to pay any fees, costs or other amounts or charges payable hereunder when due and such failure shall continue unremedied for a period of three (3) Business Days after written notice from the Lender;

(c)	if any Credit Party defaults in observing or performing any covenant or condition of this Agreement or any other Facility Document on its part to be observed or performed and, with respect to such covenants or conditions which are capable of being cured, if such default continues for a period of thirty (30) days, after the earlier of knowledge thereof by the relevant Credit Party or notice thereof from the Lender;

(d)	any one or more of the Security Documents ceases to be in full force and effect or to constitute a valid and perfected second priority Security Interest (subject only to Permitted Encumbrances) upon all the Secured Assets it purports to charge or encumber, in favour of the Lender;

(e)	the institution by any Credit Party of proceedings to be adjudicated a bankrupt or insolvent or any similar proceedings or the seeking by it of liquidation, reorganization or relief under any applicable federal, provincial, state or other law relating to bankruptcy, insolvency, reorganization or relief of debtors, or the filing by it of any such petition or to the appointment under any such law of a receiver, receiver-manager, liquidator, assignee, trustee or other similar official of any Credit Party of all or substantially all of its property, or the making by it of a general assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due;

(f)	any proceedings are commenced by a Person other than a Credit Party for the bankruptcy, insolvency, reorganization, winding-up, liquidation or dissolution or any similar proceedings of any Credit Party;

(g)	the entry of a decree or order by a court having jurisdiction adjudging any Credit Party a bankrupt or insolvent or approving as properly filed an application or a petition seeking liquidation, reorganization, arrangement or adjustment of or in respect of the Credit Party under any Applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or appointing under any such law a receiver, receiver-manager, liquidator, assignee, trustee or other similar official of any Credit Party or of all or substantially all of its property, or ordering pursuant to any such law the winding-up or liquidation of its affairs;

(h)	this Agreement or any Security Document is claimed by any Credit Party to, cease in whole or in any part to be a legal, valid, binding and enforceable obligation of the Credit Party;

(i)	this Agreement or any Security Document shall for any reason other than paragraph (h) above, cease in whole or in any part to be a legal, valid, binding and enforceable obligation of the Credit Party;

(j)	any representation or warranty given by any Credit Party in this Agreement or any other Facility Document shall prove to be incorrect or misleading;

(k)	the occurrence or existence of any event or circumstance which has or could reasonably be expected to have a Material Adverse Effect, in the opinion of the Lender, in its sole discretion;

(l)	any destruction, suspension or abandonment of the Project or any part thereof which destruction, suspension or abandonment causes any material reduction in the valuation thereof;

(m)	if any of the Credit Parties or their Subsidiaries cease or threatened to cease to carry on business;

(n)	final non-appealable judgments or decrees for the payment of money in excess of $5,000,000 in the aggregate, are rendered against the Credit Parties or any of them by courts having jurisdiction, and such judgments or decrees have not been paid in full by the Credit Parties within 30 days after such judgments or decrees have become final non-appealable judgments or decrees; or

(o)	a default, event of default or other event or circumstance occurs under the Senior Credit Agreement or in connection with the Senior Indebtedness if the effect is to cause or permit the acceleration of the due date of the Senior Indebtedness (whether or not acceleration actually occurs) or to require the prepayment, repurchase, redemption or defeasance of the Senior Indebtedness before its scheduled maturity, or an obligor fails to pay any the Senior Indebtedness when due.

Acceleration on Default

8.2	If any Event of Default shall occur and be continuing, the Lender may (i) by notice to the Borrower, (A) declare its commitment to advance the Facility or any portion thereof to be terminated, whereupon the same shall forthwith terminate and (B) declare the entire unpaid principal amount of the Facility, all interest accrued and unpaid thereon and all other fees, charges and costs hereunder to be forthwith due and payable, whereupon the principal amount of the Facility, all such accrued interest and all other fees, charges and costs hereunder shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower or the Credit Parties under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or any other similar such legislation in other jurisdictions including the result which would otherwise occur only upon giving of notice by the Lender to the Borrower under this Section 8.2, shall occur automatically without the giving of any such notice; and (ii) whether or not the actions referred to in clause (i) have been taken, (X) exercise any or all of the Lender’s rights and remedies under the Security Documents, and (Y) proceed to enforce all other rights and remedies available to the Lender under this Agreement, the Security Documents and Applicable Law.

Waiver of Default

8.3	If an Event of Default shall have occurred, the Lender shall have the power to waive any Event of Default hereunder if, in the Lender’s opinion, the same shall have been cured or adequate provision made therefor, upon such terms and conditions as the Lender may consider advisable, provided that no delay or omission of the Lender to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and provided further that no act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default hereunder or the rights resulting therefrom.

Enforcement by the Lender

8.4	If an Event of Default shall have occurred, but subject to Section 8.3 hereof, subject at all times to the terms of the Senior Credit Documents, including any applicable intercreditor or subordination agreement:

(a)	the Lender may in its sole discretion proceed to enforce, and to instruct any other Person to enforce, the rights of the Lender by any action, suit, remedy or proceeding authorized or permitted by this Agreement or any of the Security Documents or by law or equity; and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Lender in any bankruptcy, insolvency, winding-up or other judicial proceedings relating to any Credit Party; and

(b)	no such remedy for the enforcement of the rights of the Lender shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

Application of Moneys

8.5	Except as otherwise provided herein, and subject at all times to the terms of the Senior Credit Documents, including any applicable intercreditor or subordination agreement, any of the Security Documents or other proceedings against any Credit Party pursuant hereto or any of the Security Documents or from any trustee in bankruptcy or liquidation of any of the Credit Parties, shall be held by the Lender and applied by it, together with any moneys then or thereafter in the hands of the Lender available for the purpose, as follows:

(a)	first, in or towards payment of the Senior Indebtedness, pursuant to the terms of the Senior Credit Agreement and the Subordination Agreement;

(b)	second, in payment or reimbursement to the Lender of the reasonable remuneration, expenses, disbursements, and advances of the Lender earned, properly incurred or made in the administration or enforcement of this Agreement and the Security Documents or otherwise in relation to this Agreement and any of the Security Documents with interest thereon as herein provided;

(c)	third (but subject to Section 7.5 hereof and this Section 8.5), in or towards payment of all Amounts Payable; and

(d)	fourth, the surplus (if any) of such moneys shall be paid to the Borrower or as it may direct.

Persons Dealing with Lender

8.6	No Person dealing with the Lender or any of its agents shall be required to enquire whether an Event of Default has occurred, or whether the powers which the Lender is purporting to exercise have become exercisable, or whether any moneys remain due under this Agreement, or to see to the application of any moneys paid to the Lender, and in the absence of fraud on the part of such Person, such dealing shall be deemed to be within the powers hereby conferred and to be valid and effective accordingly.

Lender Appointed Attorney

8.7	The Credit Parties irrevocably appoint the Lender to be the attorney of the Credit Parties in the name and on behalf of the Credit Parties to execute any instruments and do any things which the Credit Parties ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Agreement and generally to use the name of the Credit Parties in the exercise of all or any of the powers hereby conferred on the Lender with full powers of substitution and revocation. Such power of attorney, being coupled with an interest, is irrevocable.

Remedies Cumulative

8.8	No remedy herein conferred upon or reserved to the Lender is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or under any Security Document or now or hereafter existing by law or by statute.

ARTICLE 9

NOTICES

Notice to the Borrower

9.1	Any notice to the Credit Parties under the provisions of this Agreement or any other Facility Document shall be valid and effective if delivered personally, by courier or facsimile transmission to or, if given by registered mail, postage prepaid, addressed to, the relevant Credit Party at [contact information redacted], and shall be deemed to have been given on the date of personal delivery or by facsimile transmission if so delivered or sent prior to 5:00 pm (Vancouver time) on a Business Day and otherwise on the next Business Day, or on the fifth Business Day after such letter has been mailed, as the case may be. Any Credit Party may from time to time notify the Lender of a change in address which thereafter, until changed by further notice, shall be the address of the Credit Party for all purposes of this Agreement.

Notice to the Lender

9.2	Any notice to the Lender under the provisions of this Agreement shall be valid and effective if delivered personally, by courier or facsimile transmission to or, if given by registered mail, postage prepaid, addressed to the Lender at its principal office at [contact information redacted], and shall be deemed to have been given on the date of delivery personally or by facsimile transmission if so delivered or sent prior to 5:00 p.m. (Vancouver time) on a Business Day and otherwise on the next Business Day or on the fifth Business Day after such letter has been mailed, as the case may be. The Lender may from time to time notify the Borrower of a change in address which thereafter, until changed by further notice, shall be the address of the Lender for all purposes of this Agreement.

Waiver of Notice

9.3	Any notice provided for in this Agreement may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.

ARTICLE 10

INDEMNITIES

General Indemnity

10.1	Each of the Credit Parties expressly declares and agrees as follows:

(a)	the Lender, its partners and its and their directors, officers, employees, and agents, and all of their respective representatives, heirs, successors and assigns (collectively the “Indemnified Parties”) will at all times be indemnified and saved harmless by the Credit Party from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Agreement and the other Facility Documents, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Lender contemplated hereby, reasonable legal fees and disbursements on a solicitor and own client basis and all reasonable costs and expenses incurred in connection with the enforcement of this indemnity, which the Lender may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Lender and including any act, deed, matter or thing in relation to the registration, perfection, release or discharge of security. The foregoing provisions of this subsection do not apply in any circumstances where any Indemnified Party was grossly negligent or acted with wilful misconduct in relation to their obligations hereunder or otherwise in connection with or under this Agreement and the Facility Documents. This indemnity shall survive the termination of this Agreement or the resignation or termination of the Lender; and

(b)	the Lender may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cable, facsimile or other paper or electronic document reasonably believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

Environmental Indemnity

10.2	Each of the Credit Parties hereby indemnifies and holds harmless the Lender against any loss, expenses, claim, proceedings, judgment, liability or asserted liability (including strict liability and including costs and expenses of abatement and remediation of spills or releases of contaminants and including liabilities of the Lender to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Lender to third parties for the third parties’ foreseeable and unforeseeable consequential damages) incurred as a result of or in connection with the administration or enforcement of this Agreement or any other Facility Document, including the exercise by the Lender of any rights hereunder or under the Security Documents, which result from or relate, directly or indirectly, to:

(a)	the presence or release of any contaminants, by any means or for any reason, on the Secured Assets, whether or not release or presence of the contaminants was under the control, care or management of the Credit Party or of a previous owner, or of a tenant; or

(b)	the breach or alleged breach of any Environmental Laws by the Credit Party.

The foregoing provisions of this Section do not apply in any circumstances where any Indemnified Party was grossly negligent or acted with wilful misconduct in relation to their obligations hereunder or otherwise in connection with or under this Agreement and the Facility Documents. For purposes of this Section, “liability” shall include (a) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (b) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party, (c) liability of the Indemnified Party for damage suffered by the third party, (d) liability of an Indemnified Party for damage to or impairment of the environment and (e) liability of an Indemnified Party for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and client basis.

Action by Lender to Protect Interests

10.3	The Lender shall, at the Borrower’s cost, have the power to institute and maintain all and any such actions, suits or proceedings and to take any other action as it may consider necessary or expedient to preserve, protect or enforce its interests.

ARTICLE 11

MISCELLANEOUS

Amendments and Waivers

11.1	No amendment to any provision of the Facility Documents shall be effective unless it is in writing and has been signed by the Lender and the Credit Parties who are party to that Facility Document, and no waiver of any provision of any Facility Document, or consent to any departure by the relevant Credit Party therefrom, shall be effective unless it is in writing and has been signed by the Lender. Any such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

No Waiver; Remedies Cumulative

11.2	No failure on the part of the Lender to exercise, and no delay in exercising, any right, remedy, power or privilege under any Facility Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies under the Facility Documents are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Lender.

Survival

11.3	All covenants, agreements, representations and warranties made in any Facility Documents shall, except to the extent otherwise provided therein, survive the execution and delivery of this Agreement and the Advance of the Facility, and shall continue in full force and effect so long as any principal amount of the Facility remains outstanding or any other Facility Indebtedness remain unpaid or any obligation to perform any other act hereunder or under any other Facility Document remains unsatisfied.

Benefits of Agreement

11.4	The Facility Documents are entered into for the sole protection and benefit of the parties hereto and their successors and assigns, and no other Person shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, any Facility Document.

Binding Effect; Assignment; Syndication

11.5	This Agreement shall become effective when it shall have been executed by the parties hereto and thereafter shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. The Credit Parties shall not have the right to assign their rights and obligations hereunder or under the other Facility Documents or any interest herein or therein without the prior written consent of the Lender. The Lender reserves the right to sell, assign, transfer or grant participations in all or any portion of the Lender’s interests, rights and obligations hereunder and under the other Facility Documents to any other Person, upon notice to, but without the consent of, the Credit Parties. In the event of any sale, assignment or transfer by the Lender of all of its interests, rights and obligations hereunder and under the other Facility Documents, upon notice thereof to the Credit Parties, the assignee shall be deemed the “Lender” for all purposes of the Facility Documents with respect to the rights and obligations assigned to it, the obligations of the Lender so assigned shall thereupon terminate and the assigning Lender shall be released from all obligations to the Credit Parties in respect thereof. The Credit Parties shall, from time to time upon request of the Lender, enter into such amendments to the Facility Documents and execute and deliver such other documents as shall be necessary to effect any such grant or assignment and maintain the perfected security interest created by the Security Documents.

Judgment Currency

11.6	If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder in US Dollars into another currency, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Lender could purchase US Dollars with such other currency at the buying spot rate of exchange in the foreign exchange markets on the Business Day immediately preceding that on which any such judgment, or any relevant part thereof, is given.

11.7	The obligations of the Credit Parties in respect of any sum due to the Lender hereunder and under the other Facility Documents shall, notwithstanding any judgment in a currency other than US Dollars, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in such other currency the Lender may, in accordance with normal banking procedures, purchase US Dollars with such other currency. If the amount of US Dollars so purchased is less than the sum originally due to the Lender in US Dollars, each of the Credit Parties agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify the Lender against such loss. If the amount of US Dollars so purchased exceeds the sum originally due to the Lender in US Dollars, the Lender shall remit such excess to the relevant Credit Parties.

Entire Agreement

11.8	The Facility Documents reflect the entire agreement between the parties hereto with respect to the matters set forth herein and therein and supersede any prior agreements, commitments, drafts, communication, discussions and understandings, oral or written, with respect thereto.

Payments Set Aside

11.9	To the extent that any payment by or on behalf of the Borrower is made to the Lender, or the Lender exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and the Winding-up and Restructuring Act (Canada) or other Canadian or United States federal, provincial or foreign liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws, or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred.

Severability

11.10	Whenever possible, each provision of the Facility Documents shall be interpreted in such manner as to be effective and valid under all Applicable Laws and regulations. If, however, any provision of any of the Facility Documents shall be prohibited by or invalid under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of such Facility Document, or the validity or effectiveness of such provision in any other jurisdiction.

Counterparts and facsimile

11.11	This Agreement may be executed in counterparts and by electronic transmission of an authorized signature and each such counterpart shall be deemed to form part of one and the same document.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement under the hands of their proper officers duly authorized in that behalf.

TITAN MINING CORPORATION

Per:	(signed) Kevin Hart
Authorized Signatory

1100951 BC LTD.

Per:	(signed) Kevin Hart
Authorized Signatory

TITAN MINING (US) CORPORATION

Per:	(signed) Donald Taylor
Authorized Signatory

BALMAT HOLDING CORP.

Per:	(signed) Rita Adiani
Authorized Signatory

EMPIRE STATE MINES, LLC

Per:	(signed) Rita Adiani
Authorized Signatory

1077615 US LLC

Per:	(signed) Donald Taylor
Authorized Signatory

[signature page to the Credit Agreement]

AUGUSTA INVESTMENTS INC.

Per:	(signed) Richard Warke
Authorized Signatory

[signature page to the Credit Agreement]

SCHEDULE A

PROJECT

Titan Mining Corporation’s principal asset is a group of 100%-owned high-grade zinc mines, the Empire State Mines, in St Lawrence County, New York. These past-producing operations (the Empire State Mines’ #2, #3, #4, Hyatt, Pierrepont and Edwards mines) were acquired on December 30, 2016 and had been on care and maintenance since 2008. The Company declared commercial production at the fully-permitted Empire State Mines’ #4 mine on January 1, 2020 and has been in continuous operations since that time. The Company also has plans to recommence mining at the N2D zone during the second half of 2025 and has launched construction of its fully permitted commercial demonstration facility for natural flake graphite, co-located at Empire State Mines.

SCHEDULE B

SECURITY DOCUMENTS

The Security Documents shall include the following:

(a)	a general security agreement of the Borrower, pursuant to which the Borrower shall grant to and in favour of the Lender a second-priority security interest over all of its present and after-acquired personal property, subject only to Permitted Encumbrances;

(b)	unlimited joint and several guarantees of the debts and liabilities of the Borrower from each of the Guarantors; and

(c)	a general security agreement of each of the Guarantors, pursuant to which each Guarantor shall grant to and in favour of the Lender a second-priority security interest over all of its present and after-acquired personal property, subject only to Permitted Encumbrances.